Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Brilliance China Automotive Holdings Limited, you should at once hand this circular with the accompanying form of proxy to the purchaser(s) or transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
NOTICE OF ANNUAL GENERAL MEETING
PROPOSALS FOR
RE-ELECTION OF DIRECTORS AND
GENERAL MANDATES TO REPURCHASE SHARES
AND TO ISSUE NEW SHARES
AND
PROPOSED AMENDMENT TO THE BYE-LAWS

A notice convening an annual general meeting of Brilliance China Automotive Holdings Limited to be held at Victoria Room IV, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong, on Friday, 20th June, 2008 at 9:00 a.m. is set out on pages 13 to 17 of this circular.
Whether or not you are able to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting if you so wish.
30th April, 2008

RESPONSIBILITY STATEMENT
     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DEFINITIONS
     In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“Annual General Meeting”	the annual general meeting of the Company to be held at Victoria Room IV, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 20th June, 2008 at 9:00 a.m.;

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Bermuda Companies Act”	The Companies Act 1981 of Bermuda (as amended);

“Board”	the board of Directors;

“Bye-Laws”	the bye-laws of the Company;

“Company”	Brilliance China Automotive Holdings Limited (), an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange;

“controlling shareholders”	has the meaning ascribed thereto in the Listing Rules;

“Director(s)”	the director(s) of the Company;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China;

“Huachen”	(Huachen Automotive Group Holdings Company Limited*), the controlling shareholder of the Company which is interested in approximately 39.41% of the issued share capital of the Company as at the Latest Practicable Date;

“Issue Mandate”	the general and unconditional mandate to be granted to the Directors at the Annual General Meeting to exercise all the power to allot, issue and otherwise deal with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution approving such mandate;

*	for identification purposes only

DEFINITIONS

“Latest Practicable Date”	25th April, 2008, the latest practicable date prior to the bulk printing of this circular for ascertaining certain information containing herein;

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	The People’s Republic of China which, for the sole purpose of this circular, excludes Hong Kong, The Macau Special Administrative Region and Taiwan;

“Repurchase Mandate”	the general and unconditional mandate to be granted to the Directors at the Annual General Meeting to repurchase shares of the Company on the Stock Exchange up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution approving such mandate;

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Share(s)”	share(s) with a par value of US$0.01 each in the capital of the Company;

“Shareholder(s)”	holder(s) of Shares;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“substantial shareholders”	has the meaning ascribed thereto in the Listing Rules;

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers; and

“US$”	United States dollars, the lawful currency of the United States of America.

LETTER FROM THE BOARD
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)

Executive Directors:	Registered office:
Mr. Wu Xiao An	Canon’s Court
(also known as Mr. Ng Siu On) (Chairman)	22 Victoria Street
Mr. Qi Yumin (Chief Executive Officer)	Hamilton HM12
Mr. He Guohua	Bermuda
Mr. Wang Shiping
Mr. Lei Xiaoyang

Independent non-executive Directors:	Head office and
Mr. Xu Bingjin	principal place of business:
Mr. Song Jian	Suites 1602-05
Mr. Jiang Bo	Chater House
8 Connaught Road Central
Hong Kong
30th April, 2008
To all Shareholders
Dear Sir/Madam,
NOTICE OF ANNUAL GENERAL MEETING
PROPOSALS FOR
RE-ELECTION OF DIRECTORS AND
GENERAL MANDATES TO REPURCHASE SHARES
AND TO ISSUE NEW SHARES
AND
PROPOSED AMENDMENT TO THE BYE-LAWS
INTRODUCTION
     The purpose of this circular is to give you notice of the Annual General Meeting

*	for identification purposes only

LETTER FROM THE BOARD
and to provide you with information on certain matters to be dealt with at the Annual General Meeting. They are: (i) re-election of Directors; (ii) grant of the Repurchase Mandate and the Issue Mandate; and (iii) proposed amendment to the Bye-Laws.
PROPOSED RE-ELECTION OF DIRECTORS
     Pursuant to bye-law 99 of the Bye-Laws of the Company, at each annual general meeting one-third of the Directors for the time being, or if their number is not three or in a multiple of three, then the number nearest to one-third but not greater than one-third (or in such other manner of rotation as may be required by the Listing Rules), shall retire from office by rotation. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election.
     Out of the eight Directors, Mr. Song Jian and Mr. Jiang Bo, being the longest in office, are subject to retirement by rotation under bye-law 99 of the Bye-Laws and will retire at the Annual General Meeting.
     Each of Mr. Song Jian and Mr. Jiang Bo, being eligible, will offer himself for re-election and the Board has recommended them for election at the Annual General Meeting.
     Brief biography, as at the Latest Practicable Date, of each of the Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix I to this circular.
     Bye-law 103 of the Bye-Laws provides that no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Directors at any general meeting, unless not less than seven days before the date appointed for the meeting there shall have been lodged at the office of the Company a notice in writing signed by a Shareholder (other than the person to be proposed) duly qualified to attend and vote at that meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected. Accordingly, if a Shareholder wishes to nominate a person to stand for election as a Director at the Annual General Meeting, (i) notice of his intention to propose such person for election as a Director and (ii) the notice executed by the nominated candidate of his willingness to be elected together with the nominated candidate’s biographical information referred to in Rule 13.51(2) of the Listing Rules must be validly served at the principal place of business of the Company at Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong on or before Thursday, 12th June, 2008. If a valid notice from a Shareholder to propose a person to stand for election as a Director at the Annual General Meeting is received after the printing of this circular, the Company will issue an announcement or a supplementary circular to inform Shareholders of the details of the additional candidate proposed.
PROPOSED GRANT OF REPURCHASE MANDATE AND ISSUE MANDATE
     At the annual general meeting of the Company held on 22nd June, 2007, ordinary resolutions were passed , among other things, to grant the general mandates to the

LETTER FROM THE BOARD
Directors (i) to repurchase Shares, the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on 22nd June, 2007; and (ii) to allot, issue and otherwise deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company on 22nd June, 2007 and the nominal amount (up to a maximum of 10% of the aggregate nominal amount of the Company’s issued share capital pursuant to the mandate granted under (i) above) of any Shares repurchased by the Company.
     These general mandates will lapse at the conclusion of the Annual General Meeting.
The Repurchase Mandate
     At the forthcoming Annual General Meeting, an ordinary resolution will be proposed in respect of the granting to the Directors the Repurchase Mandate, in the terms set out in the notice of Annual General Meeting, to exercise the powers of the Company to repurchase its own securities on the Stock Exchange at any time during the period ended on the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date upon which such authority is revoked or varied at a general meeting of the Shareholders and (iii) the date by which the next annual general meeting of the Company is required to be held by laws or the Bye-Laws. The aggregate nominal amount of Shares to be purchased pursuant to the Repurchase Mandate shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution.
     An explanatory statement to provide relevant information in respect of the Repurchase Mandate is set out in the Appendix II to this circular.
The Issue Mandate
     At the Annual General Meeting, ordinary resolutions will also be proposed to renew the general mandate granted to the Directors to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the relevant resolution, and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the Repurchase Mandate. The Issue Mandate shall remain in force until the earlier of (i) the conclusion of the next annual general meeting of the Company; and (ii) the date upon which the Issue Mandate is revoked or varied at a general meeting of the Shareholders.
PROPOSED AMENDMENT TO THE BYE-LAWS
     In addition to the existing practice of affixing securities seal by mechanical means, it is suggested that printing of the securities seal of the Company onto certificates for shares, warrants, debentures or any other form of security to be issued by the Company be allowed. As such, it is proposed that the Bye-Laws be amended to allow the printing of the securities seal onto such certificates. The proposed amendment to the Bye-Laws is subject to the approval of the Shareholders by way of a special resolution to be proposed at the Annual General Meeting. Shareholders should refer to the special resolution as set out in the notice of the Annual General Meeting on pages 13 to 17 of

LETTER FROM THE BOARD
this circular for details of the proposed amendment to the Bye-Laws.
ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT
     A notice convening the Annual General Meeting to be held at Victoria Room IV, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 20th June, 2008 at 9:00 a.m. is set out on pages 13 to 17 of this circular. A form of proxy for use at the Annual General Meeting is therein enclosed and such form of proxy is also published on the website of the Stock Exchange (www.hkexnews.hk). Whether or not the Shareholders intend to be present at the Annual General Meeting, they are requested to complete the form of proxy and return it to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the Annual General Meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude Shareholders from attending and voting in person at the Annual General Meeting or any adjournment thereof if they so wish.
PROCEDURES BY WHICH A POLL MAY BE DEMANDED
     Pursuant to the bye-law 70 of the Bye-Laws, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or demanded (before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):
(i)	by the Chairman of the meeting; or

(ii)	by at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii)	by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the meeting; or

(iv)	by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose Shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the Shares having that right.
     Pursuant to Rule 13.39(3) of the Listing Rules, if the Chairman of the meeting and/or the Directors individually or collectively hold proxies in respect of shares holding 5% or more of the total voting rights at a particular meeting, and if on a show of hands a meeting votes in the opposite manner to that instructed in those proxies, the Chairman and/or the Directors and the Chairman holding proxies as aforesaid collectively shall demand a poll; provided that if it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands (because the votes represented by those proxies exceed 50%, 75% or any other relevant

LETTER FROM THE BOARD
percentage, as the case may be, of the total issued shares entitled to vote on the resolution in question) then the Directors and/or the Chairman shall not be required to demand a poll.
RECOMMENDATIONS
     The Board considers that the re-election of Directors, the granting of the Repurchase Mandate and the Issue Mandate and the proposed amendment to the Bye-Laws are in the best interest of the Company and the Shareholders, and therefore recommends the Shareholders to vote in favour of all of the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully, For and on behalf of the Board of
Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

APPENDIX I	BIOGRAPHIES OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING
     The following are the biographies of the Directors proposed to be re-elected at the Annual General Meeting:
(1) Mr. Song Jian, an independent non-executive director (“Mr. Song”)
     Mr. Song, age 51, has been an independent non-executive Director since September 2004. Mr. Song is currently the Executive Vice President of the Tsinghua Automotive Engineering Institute, the Vice Director of the National Laboratory in Automotive Safety and Energy and an advisor to the Beijing Government in Science and Technology. He was formerly the Deputy Dean of the Automotive Engineering Department in Tsinghua University. In 1998, Mr. Song received the Award for Outstanding Science and Technology Persons in the China Automotive Industry. In 2005, he was ranked first in the Class One China Automotive Industry and Technology Advancement Award. In 2006, Mr. Song was named jointly by The China Association of Automotive Industry, The China Society of Automotive Engineering and The China Automotive News as the best chief designer of the automobile industry in the PRC. Mr. Song holds a Bachelor’s Degree and a Doctorate, both in Engineering Science, from Tsinghua University. He is currently a professor of Automotive Dynamics and Control Engineering at Tsinghua University.
     Mr. Song is also a member of the Audit Committee and the Remuneration Committee. Apart from his directorship with the Company, Mr. Song does not hold any position in any of the subsidiaries of the Company. Mr. Song does not have any relationships with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.
     Mr. Song has not held any directorship in any listed public companies in the last three years.
     As at the Latest Practicable Date, Mr. Song was not interested or deemed to be interested in any Shares or underlying Shares of the Company pursuant to Part XV of the SFO.
     No service agreement has been entered into between the Company and Mr. Song. The appointment of Mr. Song has no fixed term but he is subject to retirement by rotation requirements under the Bye-Laws. As an independent non-executive Director, the emoluments of Mr. Song will be determined by the Board with reference to the remuneration benchmark in the market for independent non-executive directors of companies listed on the Stock Exchange. Mr. Song is entitled to HK$100,000 per annum, being the annual fee of an independent non-executive Director of the Company.
     There is no information relating to Mr. Song which is discloseable under Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there is no other matters that need to be brought to the attention of the Shareholders nor is there any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.
(2) Mr. Jiang Bo, an independent non-executive Director (“Mr. Jiang”)

APPENDIX I	BIOGRAPHIES OF DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING
     Mr. Jiang, age 48, has been an independent non-executive Director since September 2004. Mr. Jiang is a certified public accountant and a certified public valuer in the PRC. He has been the general manager of Liaoning Reanda Certified Public Accountants in the PRC since 1999 and was a director of Dandong Zhongpeng Accounting Firm from 1993 to 1999. Mr. Jiang has over 10 years of experience in auditing financial statements of companies listed on the PRC stock exchanges. Mr. Jiang has been a certified public valuer since 1998 and has been involved in asset appraisals of companies in preparation for listing in the PRC. He has participated in various listing projects of state-owned enterprises in the PRC and overseas and has gained experience in reviewing and analyzing the audited financial statements of companies listed in the PRC. Mr. Jiang has worked with one of the “Big-4” international accounting firms in the auditing of a state-owned enterprise. Mr. Jiang holds a Bachelor of Science Degree in Mathematics from Liaoning University and a diploma in Accounting from the Central Finance and Economics University.
     Mr. Jiang is also a member of the Audit Committee and the Remuneration Committee. Apart from his directorship with the Company, Mr. Jiang does not hold any position in any of the subsidiaries of the Company. Mr. Jiang does not have any relationships with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.
     Mr. Jiang was appointed as an independent non-executive director of China HealthCare Holdings Limited, a company whose shares are listed on the Main Board of the Stock Exchange, since 31st July, 2007. Save as disclosed, Mr. Jiang has not held any directorship in any listed public companies in the last three years.
     As at the Latest Practicable Date, Mr. Jiang was not interested or deemed to be interested in any Shares or underlying Shares of the Company pursuant to Part XV of the SFO.
     No service agreement has been entered into between the Company and Mr. Jiang. The appointment of Mr. Jiang has no fixed term but he is subject to retirement by rotation requirements under the Bye-Laws. As an independent non-executive Director, the emoluments of Mr. Jiang will be determined by the Board with reference to the remuneration benchmark in the market for independent non-executive directors of companies listed on the Stock Exchange. Mr. Jiang is entitled to HK$100,000 per annum, being the annual fee of an independent non-executive Director of the Company.
     There is no information relating to Mr. Jiang which is discloseable under Rule 13.51(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there is no other matters that need to be brought to the attention of the Shareholders nor is there any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE
     This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide information to you with regard to the Repurchase Mandate to be proposed at the Annual General Meeting.
THE LISTING RULES
     The Listing Rules contain provisions regulating the repurchase by companies whose primary listings are on the Stock Exchange of their securities on the Stock Exchange. The following is a summary of certain provisions of the Listing Rules relating to repurchase of securities:
Shareholders’ Approval
     The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval of a particular transaction.
Source of Funds
     Repurchases must be funded out of funds legally available for such purpose in accordance with the Company’s memorandum of association and Bye-Laws and the Bermuda Companies Act. A company may not repurchase its own securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange. Any repurchase by the Company may be made out of the capital paid up on the purchased Shares or out of the funds of the Company which would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of Shares made for the purpose. Any premium payable on a purchase over the par value of the Shares to be purchased must be provided for out of funds of the Company which would otherwise be available for dividend or distribution or out of the Company’s share premium account.
REASONS FOR REPURCHASES
     Although the Directors have no present intention of repurchasing any securities, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its Shareholders. Repurchases will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangement at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.
FUNDING OF REPURCHASES
     Repurchases of Shares will be funded out of funds legally available for the purchase in accordance with the Company’s memorandum of association and Bye-Laws and the applicable laws of Bermuda.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE
     On the basis of the financial position of the Company as disclosed in the audited financial statements contained in the 2007 annual report of the Company, there might be an adverse effect on the working capital requirements or gearing levels of the Company in the event that the Repurchase Mandate is exercised in full at any time. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.
     The exercise in full of the Repurchase Mandate, on the basis of 3,669,765,900 Shares in issue as at the Latest Practicable Date (assuming that no Shares are issued or repurchased during the period from the Latest Practicable Date up to the date of the Annual General Meeting) would result in up to 366,976,590 Shares being repurchased by the Company during the period in which the Repurchase Mandate remains in force.
GENERAL
     None of the Directors nor, to the best of their knowledge having made all reasonable enquires, any of their associates, have any present intention, if the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company.
     The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of Bermuda and the memorandum of association and Bye-Laws.
     If as a result of a repurchase a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.
     As at the Latest Practicable Date, Huachen was interested in 1,446,121,500 Shares, representing approximately 39.41% of the issued share capital of the Company. Based on such shareholdings, in the event that the Directors exercise in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of Huachen would increase to approximately 43.78% of the issued share capital of the Company. The Directors consider that such increase would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. In considering whether or not to exercise the Repurchase Mandate, the Directors will consider the interest of the Company and the Shareholders as a whole and it is possible that the exercise of the Repurchase Mandate would give rise to an obligation on the part of Huachen to make a mandatory offer under Rule 26 of the Takeovers Code. However, the Directors do not consider such increase would reduce the issued share capital in public hands to less than 25% (or the relevant prescribed minimum percentage required by the Stock Exchange).
     No connected person (as defined in the Listing Rules), including a director, chief executive or substantial shareholder of the Company or its subsidiaries or an associate

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE
of any of them has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.
SHARE PRICES
     The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	HK$
2007
April	1.99	1.64
May	1.96	1.67
June	2.14	1.78
July	2.32	1.95
August	2.03	1.40
September	2.23	1.80
October	2.17	1.97
November	2.13	1.53
December	1.81	1.65

2008
January	1.99	1.40
February	1.64	1.46
March	1.61	1.16
April (up to 25th April, 2008)	1.48	1.28
SECURITIES PURCHASES MADE BY THE COMPANY
     The Company has not purchased any Shares, whether on the Stock Exchange or otherwise, in the six months preceding the date of this circular.

NOTICE OF ANNUAL GENERAL MEETING
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
NOTICE OF ANNUAL GENERAL MEETING
     NOTICE IS HEREBY GIVEN that an annual general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Victoria Room IV, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 20th June, 2008 at 9:00 a.m. for the following purposes :
ORDINARY RESOLUTIONS
1.	To receive and consider the audited consolidated financial statements and the reports of directors and auditors of the Company for the year ended 31st December, 2007;

2.	To re-elect directors of the Company and to authorise the board of directors to fix the remuneration of the directors;

3.	To authorise the board of directors to appoint auditors and to fix their remuneration;

4.	As special business, to consider and, if thought fit, pass, with or without modification, the following resolutions as ordinary resolutions:
(A)	“THAT:
(a)	subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue or deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants or similar rights to subscribe for any shares or convertible securities and to make or grant offers, agreements, and options which might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

*	for identification purposes only

NOTICE OF ANNUAL GENERAL MEETING
(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription rights or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding, (iii) the exercise of any option granted under the share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries and/or eligible participants as stipulated in such share option scheme or similar arrangement of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company in force from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earlier of:
(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.
“Rights Issue” means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company in the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangement as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or such stock exchange in any territory outside Hong Kong).”
(B)	“THAT :
(a)	subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to purchase its own shares on The Stock

NOTICE OF ANNUAL GENERAL MEETING
Exchange of Hong Kong Limited (the “Stock Exchange”) or any other exchange on which the securities of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws and regulations of Bermuda, bye-laws of the Company and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other Recognised Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval be limited accordingly; and

(c)	for the purpose of this resolution :
“Relevant Period” means the period from the passing of this resolution until whichever is the earlier of :
(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”
(C)	“THAT subject to the passing of resolutions numbered 4(A) and 4(B), the aggregate nominal amount of the share capital of the Company which are to be purchased by the Company pursuant to the authority granted to the directors of the Company mentioned in resolution numbered 4(B) shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution numbered 4(A) above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution.”
SPECIAL RESOLUTION
5.	As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

“THAT the existing Bye-Laws of the Company be and are hereby amended in the following manner:

NOTICE OF ANNUAL GENERAL MEETING
(a) by deleting the existing Bye-law 16 and substituting therefor the following new Bye-law 16:
“16.	Every certificate for shares, warrants or debentures or representing any other form of securities of the Company shall be issued under the Seal of the Company or under the Securities Seal or in such manner as the Board may authorize.”
(b) by deleting the existing Bye-law 134(C) and substituting therefor the following new Bye-law 134(C):
“(C) The Company may have a Securities Seal for use for sealing certificates for shares or other securities issued by the Company and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and any such certificates or other document to which such Securities Seal is affixed shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid. The Board may by resolution determine that the affixation of Securities Seal on certificates for shares or other securities issued by the Company be dispensed with or be affixed by printing the image of the Securities Seal on such certificates.””

By order of the Board Brilliance China Automotive Holdings Limited Lam Yee Wah Eva Company Secretary
Hong Kong, 30th April, 2008
Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602-05
Chater House
8 Connaught Road Central
Hong Kong
Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.
2.	Where there are joint registered holders of any share, any one of such persons may vote at the

NOTICE OF ANNUAL GENERAL MEETING
meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.

5.	The Hong Kong branch register of members of the Company will be closed from Wednesday, 18th June, 2008 to Friday, 20th June, 2008, both days inclusive, during which period no transfer of shares will be registered. Only shareholders of the Company whose names appear on the register of members of the Company on 20th June, 2008 or their proxies or duly authorised corporate representatives are entitled to attend the above meeting. In order to qualify for attending the meeting, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4: 30 p.m. on Tuesday, 17th June, 2008.

6.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Rules Governing the Listing of Securities on the Stocjk Exchange or demanded (before or at the declaration of the results of the show of hands in respect of the relevant resolution or on the withdrawal of any other demand for a poll):
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.